UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

SUPERVALU INC.

(Name of Subject Company)

SUPERVALU INC.

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

868536103

(CUSIP Number of Class of Securities)

Todd N. Sheldon

Senior Vice President & General Counsel

SUPERVALU INC.

7075 Flying Cloud Drive
Eden Prairie, MN  55344

(952) 828-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gary L. Tygesson	David M. Silk, Esq.
Jonathan A. Van Horn	Igor Kirman, Esq.
Dorsey & Whitney LLP	Wachtell, Lipton, Rosen & Katz
50 S. Sixth Street, Suite 1500	51 West 52nd Street
Minneapolis, MN 55402	New York, New York 10019
(612) 340-2600	(212) 403-1000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 10, 2013, SUPERVALU INC. (the “Company” or “SUPERVALU”) issued the following letter to its employees:

Hi Team,

This morning, SUPERVALU issued two press releases: the first contained our Quarter 3 Fiscal Year 2013 results; the second announced a multi-faceted agreement resulting from our strategic review process. Both press releases are attached.

The primary components of the agreement include:

•                  The sale of ALBERTSONS, ACME, JEWEL-OSCO, and SHAW’S/STAR MARKET banners and related OSCO and SAV-ON in-store Pharmacies to an entity backed by Cerberus Capital Management, which is also affiliated with Albertson’s LLC.

•                  SUPERVALU will remain a publicly traded company consisting of our Independent Business, SAVE-A-LOT and the CUB, FARM FRESH, HORNBACHER’S, SHOP ‘N SAVE and SHOPPERS retail banners with approximately $17 billion in annual revenue.

•                  At the close of this transaction Sam Duncan will become President and Chief Executive Officer.  As you can see from his bio he is a highly respected and experienced grocery veteran.

•                  Symphony Investors will tender for up to 30% of SUPERVALU’s stock, a significant vote of confidence by Symphony Investors in the future of SUPERVALU.

•                  SUPERVALU’s re-constituted Board of Directors will include five Directors from our current Board and two Directors named by Cerberus, including Robert Miller, current President and CEO of Albertson’s LLC, who will serve as non-executive Chairman of the Board. The Board will expand to 11 directors over the next several months.

The transaction is expected to close in the first calendar quarter of 2013.  As you may remember, the goal of our strategic review was to create the best opportunity to improve our business and position our company better for the future.

Upon close of this transaction, SUPERVALU will have three strong market leading business units with more consistent cash flows and improved EBITDA growth potential. At the same time, the banners being sold to an affiliate of Cerberus will be operated by Albertson’s LLC.  These assets are complementary to Albertson’s LLC given their focus on traditional retail grocery.

Additionally, the tender offer for SUPERVALU shares provides our present stockholders the ability to sell a portion of their shares at a premium to recent trading values and the potential to maintain an equity stake in a newly refocused SUPERVALU.

Today’s announcement answers some important questions just as it creates new ones. I am hosting an all team member meeting today at 11 a.m. CT during which I will discuss this announcement and our third quarter results.  Sam Duncan will join me for this meeting.  Both Sam and I look forward to visiting with you.  As they become available, additional details will also be shared through our regular communications channels.

Thank you for continuing to focus on meeting the needs of our customers every day. Whether you work in one of our stores, support our customers at a store support center, take care of our independent retailers, or drive our SAVE-A-LOT business, your work matters.  I believe this agreement better positions all of SUPERVALU’s current business operations for success going forward.

Sincerely,

Wayne

Tender Offer Statement

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company. This letter is for informational purposes only. On the commencement date of the tender offer, Symphony Investors LLC will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (SEC). At or around the same time, the Company will file a statement on Schedule 14D-9 with respect to the tender offer. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Shareholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) by contacting the Company’s Investor Relations department at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, (952) 828-4000.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

Except for the historical and factual information contained herein, the matters set forth in this letter, particularly those pertaining to SUPERVALU’s expectations, guidance, or future operating results, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including competition, ability to execute initiatives, substantial indebtedness, impact of economic conditions, labor relations issues, escalating costs of providing employee benefits, regulatory matters, food and drug safety issues, self-insurance, legal and administrative proceedings, information technology, severe weather, natural disasters and adverse climate changes, the continuing review of goodwill and other intangible assets, accounting matters and other risk factors relating to our business or industry as detailed from time to time in SUPERVALU’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Unless legally required, SUPERVALU undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.